Exhibit 99.1

Notice of Posting of Annual Financial Statements

Toronto, Ontario – April 5, 2012:  Caledonia Mining Corporation (“Caledonia” or “the Company”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) confirms pursuant to AIM Rule 20, that its annual audited accounts for the year ended 31 December 2011 have been posted to the holders of Caledonia’s AIM securities and that copies are available for download from the Company's website at www.caledoniamining.com.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Josh Royston /Beth Harris/Terry Garrett Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com